SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment to Final Amendment
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

S1 CORPORATION
(Name of Subject Company (Issuer))

S1 CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share,
Having an Exercise Price of $18.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After January 5, 2001
(Title of Class of Securities)

814279 10 5
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard Dobb, Esq.
S1 Corporation
Vice President and General Counsel
3390 Peachtree Road, NE
Suite 1700
Atlanta, Georgia 30326
(404) 812-6200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-8575

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$47,322,720	$9,464.54

•	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,152,500 shares of common stock of S1 Corporation having an aggregate value of $47,322,720 as of June 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

•	Filing fee previously paid.

[]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable

Form or Registration No.:	Not applicable

Filing party:	Not Applicable

Dates filed:	Not Applicable

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

      S1 Corporation, a Delaware corporation (the “Company”), previously filed a Final Amendment to Tender Offer Statement on Schedule TO (the “Final Amendment”) to report the results of the offer by Company to exchange options to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price of $18.00 per share or more and held by certain option holders who have not received options after January 5, 2001 (the “Options”) for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the S1 Corporation 1997 Employee Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated June 8, 2001 (the “Offer to Exchange”), filed as Exhibit (a)(1) hereto, the related Letter of Transmittal (the “Letter of Transmittal”) filed as Exhibit (a)(2) hereto, and the supplemental e-mail to employees (the “Supplemental Letter, and, together with the Letter of Transmittal and the Offer to Exchange, the “Offer”), filed as Exhibit (a)(4) hereto.

      This Amendment to the Final Amendment is being filed to update the number of Options accepted for exchange by the Company and the number of New Options to be granted in exchange for such tendered Options, which numbers were previously incorrectly reported due to a clerical error.

Item 4. Terms of the Transaction.

      Item 4 is hereby amended and supplemented as follows:

      The Offer expired on July 6, 2001 and the Company has accepted for exchange pursuant to the Offer all Options tendered. The Company has accepted for exchange Options to purchase 2,937,162 shares of the Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 2,589,873 shares of the Common Stock in exchange for such tendered Options.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated June 8, 2001.*

	(2)	Form of Letter of Transmittal.*

	(3)	Form of Letter to Eligible Option Holders.*

	(4)	Text of supplemental e-mail to employees, dated June 22, 2001.*

(b)	Not applicable.

(d)	(1)	S1 Corporation 1997 Employee Stock Option Plan.*

	(2)	Form of Option Agreement Pursuant to the S1 Corporation 1997 Employee Stock Option Plan.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

S1 CORPORATION

/s/ Richard Dobb Richard Dobb, Esq. Vice President and General Counsel

Date: July 12, 2001

Index to Exhibits

Exhibit Number		Description

(a)(1)	-	Offer to Exchange, dated June 8, 2001.*

(a)(2)	-	Form of Letter of Transmittal.*

(a)(3)	-	Form of Letter to Eligible Option Holders.*

(a)(4)	-	Text of supplemental e-mail to employees, dated June 22, 2001.*

(d)(1)	-	S1 Corporation 1997 Employee Stock Option Plan.*

(d)(2)	-	Form of Option Agreement Pursuant to the S1 Corporation 1997 Employee Stock Option Plan.*

*	Previously filed.